Exhibit 99.1

Agria Announces Reverse Split and ADS Ratio Change

BEIJING--(Marketwire - Jan 8, 2013) – Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that its Board of Directors has approved a combination, or reverse split, of the ordinary shares currently issued by the Company at par value of $0.0000001 per share such that the Company shall issue one (1) ordinary share (each a “New Share” and collectively the “New Shares”) for every three (3) ordinary shares held by its shareholders (“Old Shares”) (the “Reverse Split”).  The par value of each New Share will be $0.0000003, equal to the aggregate of the par value of three Old Shares combined.  Additionally, the Board of Directors also approved to change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from 1:2 to 1:1 (the “ADS Ratio Change”).  The Company is working with its ADS depositary, The Bank of New York Mellon, to effectuate the ADS Ratio Change.

The Reverse Split requires approval of the shareholders of the Company, and will be put up for vote at the next annual general meeting of the Company, which is expected to be held in April 2013.  The Company will announce the exact date and agenda of the annual general meeting once they have been determined.  The Company expects that the Reverse Split and ADS Ratio Change will be effectuated contingent and simultaneously upon shareholder approval of the Reverse Split.

As a result of the Reverse Split and ADS Ratio Change, the Company expects the price of its ADSs to increase proportionally.  Although the purpose of the proposed Reverse Split and ADS Ratio Change is to regain compliance with the minimum average closing price continued listing standard of the NYSE, the Company can give no assurance that this goal will be achieved if the Reverse Split and ADS Ratio Change are approved.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson, New Zealand's largest agricultural services company. For more information about PGG Wrightson, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.